SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


                             CONRAIL INC.
   ----------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, Par Value $1.00 Per Share
                ---------------------------------------
                    (Title of Class of Securities)

                              208368 10 0
                            --------------
                            (CUSIP Number)

  Series A ESOP Convertible Junior Preferred Stock, Without Par Value
  --------------------------------------------------------------------
                    (Title of Class of Securities)

                                  N/A
                         -------------------
                            (CUSIP Number)

           James D. McGeehan                   Robert A. Kindler, Esq.
          Corporate Secretary                  Cravath, Swaine & Moore
               Conrail Inc.                       Worldwide Plaza
           2001 Market Street                    825 Eighth Avenue
     Philadelphia, Pennsylvania 19101         New York, New York 10019
     ------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                           October 14, 1996
     ------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following pages)
                          (Page 1 of 9 Pages)






                           Page 1 of 9 Pages

  CUSIP NO.  208368 10 0         13D           Page  2 of   9   Pages


1  NAME OF REPORTING PERSON
     Conrail Inc.
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     23-2728514

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)|_|
                                                         (b)|_|

3  SEC USE ONLY

4  SOURCE OF FUNDS *
   WC, BK, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                 |_|

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania


                    7       SOLE VOTING POWER
  NUMBER OF                   43,090,773 1
   SHARES
 BENEFICIALLY       8       SHARED VOTING POWER
   OWNED BY                   None
    EACH
  REPORTING         9       SOLE DIPOSITIVE POWER
 PERSON WITH                  43,090,773 1

                   10       SHARED DISPOSITIVE POWER
                               None


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     43,090,773 1

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                     |_|


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.6% 2

14  TYPE OF REPORTING PERSON *
      CO

                 * SEE INSTRUCTIONS BEFORE FILLING OUT

1 The shares of common stock of CSX Corporation (the "Issuer") covered by this report are purchasable by Conrail Inc. ("Conrail") upon exercise of an option (the "Option") granted to Conrail pursuant to the CSX Corporation Stock Option Agreement dated as of October 14 , 1996 (the "CSX Stock Option Agreement"), and described in Item 4 of this report. Prior to the exercise of the Option, Conrail is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Conrail under the Option, which is initially set to equal 43,090,773 shares, will be adjusted if necessary so that the number of shares purchasable by Conrail upon exercise of the Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer at the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Conrail expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Conrail upon exercise of the Option.

     The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of October 14, 1996, excluding shares issuable upon exercise of the Option.

2 Adjusted to reflect the issuance by the Issuer of 43,090,773 shares of common stock of the Issuer upon exercise of the Option as described herein.


                           Page 3 of 9 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock," an individual share of which is a "Share"), of CSX Corporation, a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at One James Center, 901 East Cary Street, Richmond, Virginia 23219.

Item 2.  Identity and Background

     This Schedule 13D is filed by Conrail Inc. ("Conrail"), a Pennsylvania corporation engaged in the business of providing freight transportation services within the northeast and midwest United States. Conrail interchanges freight with other United States and Canadian railroads for transport to destinations within and outside Conrail's service region. Conrail serves a heavily industrial region that is marked by dense population centers which constitute a substantial market for consumer durable and non-durable goods, and a market for raw materials used in manufacturing and by electric utilities. Conrail's principal offices are located at 2001 Market Street, Philadelphia, Pennsylvania 19101.

     During the last five years, to the best of Conrail's knowledge, neither Conrail nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     All executive officers and directors of Conrail are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     This Statement relates to an option granted to Conrail by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles Conrail to purchase 43,090,773 Shares (the "Option Shares") under the circumstances specified in the CSX Corporation Stock Option Agreement dated as of October 14, 1996, between Conrail and the Issuer (the "CSX Corporation Stock Option Agreement") and as described in Item 4 below, for a purchase price of $64.82 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of shares purchasable by Conrail upon exercise of the Stock Option at the time of its exercise is equal to 19.9% of the total outstanding shares of common stock of the Issuer at the time of exercise. Reference is hereby made to the CSX Corporation Stock Option Agreement, which is included as Exhibit (c)(3) to the Tender Offer Statement on Schedule 14D-1 filed by the Issuer on October 16, 1996 (the "Schedule 14D-1"), for the full text of its terms, including the conditions upon which it may be exercised.



                           Page 4 of 9 Pages

     The Option was granted by the Issuer as an inducement to Conrail to enter into the Agreement and Plan of Merger, dated as of October 14, 1996, by and among Conrail, Green Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of the Issuer, and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Conrail and the Issuer and various regulatory agencies), Conrail will merge with and into Green Acquisition Corp. (the "Merger") with Green Acquisition Corp. continuing as the surviving corporation, and each issued and outstanding share of common stock of Conrail, par value $1.00 per share, and Series A ESOP Convertible Junior Preferred Stock, without par value, in each case other than those shares owned by Conrail, the Issuer or any subsidiary of Conrail or the Issuer, will be converted into the right to receive 1.85619 Shares. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by Conrail to the Issuer for the Option.

     If Conrail elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares following such exercise.

Item 4.  Purpose of Transaction

     As stated above, the Option was granted to Conrail in connection with the execution of the Merger Agreement. A copy of the Merger Agreement is included as Exhibit (c)(1) to the Schedule 14D-1, and is incorporated herein by reference in its entirety. If the Merger is consummated, the Board of Directors of the Issuer shall consist of the current Chairman of the Issuer, the current Chairman of Conrail and an even number of other Directors of whom 50% shall be designated by each of Conrail and the Issuer.

     Conrail has the right to cause the Issuer to prepare and file up to three registration statements under the Securities Act of 1933, as amended, in order to permit the sale by Conrail of any Option Shares purchased under the Option.

     The descriptions herein of the CSX Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits (c)(3) and (c)(1), respectively, to the Schedule 14D-1.

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Option, Conrail may be deemed to be the beneficial owner of 43,090,773 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on October 14, 1996, as set forth in the Merger Agreement). Conrail will have sole voting and dispositive power with respect to such Shares.

     The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Conrail as to the beneficial ownership of any Shares, and, prior to exercise of the Option, Conrail disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither Conrail nor, to the best of Conrail's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Merger Agreement and the CSX Corporation Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                           Page 5 of 9 Pages

Item 7.  Materials to be Filed as Exhibits

   Exhibit          Description

     1 CSX Corporation Stock Option Agreement, dated as of October 14, 1996, between CSX Corporation, as Issuer, and Conrail Inc., as Grantee (incorporated by reference to Exhibit (c)(3) to the Tender Offer Statement on Schedule 14D-1 on October 16, 1996 (the "Schedule 14D-1")).

     2 Agreement and Plan of Merger, dated as of October 14, 1996, among Conrail Inc., Green
                    Acquisition Corp. and CSX Corporation
                    (incorporated by reference from Exhibit (c)(1) to the Schedule 14D-1).


                           Page 6 of 9 Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

October 22, 1996                   CONRAIL INC.



                                   By:  /s/Bruce B. Wilson
                                      ---------------------------------
                                      Name: Bruce B. Wilson
                                      Title: Senior Vice President -- Law



                           Page 7 of 9 Pages

                              SCHEDULE A

Names of Directors    Principal Occupation            Residence or Business
and Officers             or Employment                Address of Organization
--------------------  -----------------------------   -----------------------

David M. LeVan        Chairman, President and Chief   Conrail Inc.
Director and Officer  Executive Officer               2001 Market Street
                                                      Philadelphia, PA 19101

Cynthia A. Archer     Senior Vice President -         Conrail Inc.
Officer               Intermodal Service Group        2001 Market Street
                                                      Philadelphia, PA 19101

Ronald J. Conway      Senior Vice President -         Conrail Inc.
Officer               Operations                      2001 Market Street
                                                      Philadelphia, PA 19101

Timothy P. Dwyer      Senior Vice President - Unit    Conrail Inc.
Officer               Train Service Group             2001 Market Street
                                                      Philadelphia, PA 19101

Timothy T. O'Toole    Senior Vice President -         Conrail Inc.
Officer               Finance                         2001 Market Street
                                                      Philadelphia, PA 19101

Frank H. Nichols      Senior Vice President -         Conrail Inc.
Officer               Organizational Performance      2001 Market Street
                                                      Philadelphia, PA 19101

John P. Sammon        Senior Vice President - CORE    Conrail Inc.
Officer               Service Group                   2001 Market Street
                                                      Philadelphia, PA 19101

George P. Turner      Senior Vice President -         Conrail Inc.
Officer               Automotive Service Group        2001 Market Street
                                                      Philadelphia, PA 19101

Bruce B. Wilson       Senior Vice President - Law     Conrail Inc.
Officer                                               2001 Market Street
                                                      Philadelphia, PA 19101

Lucy S. L. Amerman    Vice President - Risk           Conrail Inc.
Officer               Management                      2001 Market Street
                                                      Philadelphia, PA 19101

Dennis A. Arouca      Vice President -                Conrail Inc.
Officer               Labor Relations                 2001 Market Street
                                                      Philadelphia, PA 19101



                           Page 8 of 9 Pages

Names of Directors    Principal Occupation            Residence or Business
and Officers             or Employment                Address of Organization
--------------------  -----------------------------   -----------------------

Gerald T. Gates       Vice President - Customer       Conrail Inc.
Officer               Support                         2001 Market Street
                                                      Philadelphia, PA 19101

Hugh J. Kiley         Vice President - Service        Conrail Inc.
Officer               Design & Planning               2001 Market Street
                                                      Philadelphia, PA 19101

Craig R. MacQueen     Vice President - Corporate      Conrail Inc.
Officer               Communications                  2001 Market Street
                                                      Philadelphia, PA 19101

Donald W. Mattson     Vice President - Controller     Conrail Inc.
Officer                                               2001 Market Street
                                                      Philadelphia, PA 19101

John A. McKelvey     Vice President -                 Conrail Inc.
Officer              Service Delivery                 2001 Market Street
                                                      Philadelphia, PA 19101

William B. Newman,   Vice President and               Connrail Inc.
Jr.                  Washington Counsel               2001 Market Street
Officer                                               Philadelphia, PA 19101

Lester M. Passa      Vice President - Logistics and   Conrail Inc.
Officer              Corporate Strategy               2001 Market Street
                                                      Philadelphia, PA 19101

Albert M. Polinsky   Vice President - Information     Conrail Inc.
Officer              Systems                          2001 Market Street
                                                      Philadelphia, PA 19101

John M. Samuels      Vice President - Operating       Conrail Inc.
Officer              Assets                           2001 Market Street
                                                      Philadelphia, PA 19101

Thomas J. McFadden   Corporate Treasurer              Conrail Inc.
Officer                                               2001 Market Street
                                                      Philadelphia, PA 19101

James D. McGeehan    Corporate Secretary              Conrail Inc.
Officer                                               2001 Market Street
                                                      Philadelphia, PA 19101

H. Furlong Baldwin   Chairman and Chief Executive     2 Hopkins Plaza
Director             Officer, Mercantile Bankshares   2nd Floor
                     Corporation                      Baltimore, MD 21201




                           Page 9 of 9 Pages

Names of Directors    Principal Occupation            Residence or Business
and Officers             or Employment                Address of Organization
--------------------  -----------------------------   -----------------------

Claude S. Brinegar    Vice Chairman, Unocal Corp.     P.O. Box 4346
Director                                              Stanford, CA 94309

Daniel B. Burke       Chairman and Owner,             77 West 66th Street
Director              Portland, Maine Baseball Inc.   New York, NY 10023

Kathleen Foley        President, Economics Studies,   147 Clifton Street
Feldstein             Inc.                            Belmont, MA 02178
Director
Roger S. Hillas       Retired                         One Plymouth Meeting,
Director                                              Suite 425
                                                      Plymouth Meeting, PA
                                                      19462

E. Bradley Jones      Retired                         30195 Chagrin Boulevard
Director                                              Suite 104W
                                                      Pepper Pike, OH 44124

David B. Lewis        Chairman, Lewis, Clay &         1300 First National
Director              Munday, a Professional          Building
                      Corporation                     660 Woodward Avenue
                                                      Detroit, MI 48226

John C. Marous        Retired                         2210 PPG Place
Director                                              Pittsburgh, PA 15222

Gail McGovern         AT&T                            295 N. Maple Avenue
Director                                              Room 4345 L1
                                                      Basking Ridge, NJ 07920

Raymond T. Schuler    Retired                         Boca Grande Club - 47B
Director                                              5001 Gasparilla Road
                                                      Boca Grande, FL 33921

David H. Swanson      President and Chief Executive   950 North Meridian Street
Director              Officer, Countrymark            Indianapolis, IN 46204
                      Cooperative, Inc.



                          Page 10 of 9 Pages